FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 2013

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

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(1) Press Release, “Dr. Reddy’s Q2 & H1 FY14 Financial Results”, October 31, 2013.

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s Q2 & H1 FY14 Financial Results

Q2 FY14 Revenues at 33.6 billion	H1 FY14 Revenues at 62.0 billion
(YoY growth of 17%)	(YoY growth of 14%)

Q2 FY14 EBITDA at 9.5 billion	H1 FY14 EBITDA at 15.2 billion
(YoY growth of 27%)	(YoY growth of 22%)

Hyderabad, India, October 31, 2013: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited consolidated financial results for the quarter ended September 30, 2013 under International Financial Reporting Standards (IFRS).

Key Highlights (Q2 FY14)

•	Consolidated revenues at 33.6 billion, YoY growth of 17%.

•	Revenues from the Global Generics (GG) segment at 26.5 billion, YoY growth of 32%. Growth driven by North America, Russia & other Emerging Markets.

•	Revenues from the Pharmaceutical Services and Active Ingredients (PSAI) segment at 6.4 billion, YoY decline of 19%.

•	Research & Development (R&D) expenses at 3.0 billion, 9% to revenues versus 6.1% to revenues as in Q2 FY13.

•	Selling, general & administrative (SG&A) expenses at 9.7 billion, 29% to revenues versus 27.8% to revenues as in Q2 FY13.

•	EBITDA at 9.5 billion, 28.3% to revenues versus 25.9% to revenues as in Q2 FY13.

•	PAT at 6.9 billion, 20.6% to revenues versus 13.6% to revenues as in Q2 FY13.

•	During the quarter, the company launched 19 new generic products, filed 13 new product registrations and filed 8 DMFs globally.

Note: Q2 FY 13 Income Statement considered is as submitted to the US SEC in the form 6K.

All figures in millions, except EPS	All US dollar figures based on convenience translation rate of 1USD = 62.58

Dr. Reddy’s Laboratories Limited and Subsidiaries

Unaudited Consolidated Income Statement

Particulars	Q2 FY14			Q2 FY13			Growth %
	($)	( )%		($)	( )%
Revenues	537	33,575	100.0	460	28,809	100.0	17
Cost of revenues	225	14,106	42.0	219	13,708	47.6	3

Gross profit	311	19,469	58.0	241	15,101	52.4	29

Operating Expenses
Selling, general & administrative expenses	156	9,737	29.0	128	8,013	27.8	21
Research and development expenses	48	3,009	9.0	28	1,759	6.1	71
Impairment loss on intangible assets				8	507	1.8
Impairment loss on goodwill				3	181	0.6
Other operating income	(10)	(637)	(1.9)	(6)	(397)	(1.4)	60

Results from operating activities	118	7,360	21.9	80	5,038	17.5	46

Net finance income	(5)	(291)	(0.9)	(6)	(371)	(1.3)	(22)
Share of profit of equity accounted investees	(1)	(44)	(0.1)	(0)	(28)	(0.1)	56

Profit before income tax	123	7,695	22.9	87	5,437	18.9	42

Income tax expense	13	792	2.4	24	1,512	5.2	(48)

Profit for the period	110	6,903	20.6	63	3,925	13.6	76

Diluted Earnings per share	0.65	40.5		0.37	23.1		75

EBITDA Computation:

Particulars	Q2 FY14		Q2 FY13
	($)	( )	($)	( )
Profit before income tax	123	7,695	87	5,437
Interest (income)/expense	1	71	(1)	(31)
Depreciation	19	1,171	15	943
Amortization	9	562	7	433
Impairment	—	—	11	688

EBITDA	152	9,499	119	7,470

SEGMENTAL ANALYSIS

Global Generics

Revenues from Global Generics segment for Q2 FY14 at 26.5 billion, YoY growth of 32% driven by North America, Russia and other Emerging Market territories.

•	Revenues from North America for Q2 FY14 at 13.2 billion, YoY growth of 43%. Growth largely driven by:-

•	Products launched in limited competition space namely finasteride 1mg, isotretinoin, zoledronic acid (5mg/100mL), zoledronic acid (4mg/5ml) etc during previous quarters post Sep’2012 and 4 new products which were launched during the quarter - azacitidine, decitabine, donepezil 23mg, and divalproex ER tabs.

•	Significant traction in market share of key existing products namely fondaparinux, omeprazole DR etc

•	During the quarter, 4 ANDAs were filed. Cumulatively, 62 ANDAs are pending for approval with the USFDA of which 39 are Para IVs and we believe 9 have ‘First To File’ status.

•	Revenues from Emerging Markets (which include Russia, CIS countries and RoW territories) for Q2 FY14 at 7.3 billion, YoY growth of 42%.

•	Revenues from Russia at 4.6 billion, YoY growth of 44%. Growth was largely driven by volume uptake in the current quarter on account of seasonal impact.

•	Revenues from CIS markets at 0.9 billion, YoY growth of 39%. Growth was largely driven by volume uptake of existing products and introduction of new products in Ukraine.

•	Revenues from RoW territories stood at 1.8 billion, YoY growth of 36%.

•	Revenues from India for Q2 FY14 at 4.2 billion, YoY growth of 8.5%.

•	Resilient growth after considering trade disruptions and impact of the revised prices under new pharma pricing policy.

•	Revenues from Europe for Q2 FY14 at 1.8 billion, remained flat YoY.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI for Q2 FY14 at 6.4 billion, YoY decline of 19%. Degrowth on the back of lower number of ‘launch molecules’ to our customers during the quarter.

•	During the quarter, 8 DMFs were filed globally, including 1 in the US and 1 in Europe. The cumulative number of DMF filings as of September 30, 2013 is 590.

INCOME STATEMENT HIGHLIGHTS:

•	Gross profit margin at 58% in Q2 FY14 improved by nearly 560 basis points versus Q2 FY13. Gross profit margin for Global Generics and PSAI business segments are at 66.1% and 24.6% respectively.

GG gross margin improved primarily on account of higher contribution from new product launches in North America, where as PSAI gross margin declined, primarily on the back of lower number of launch molecules to our customers and relatively higher overheads during the quarter.

•	SG&A expenses including amortization in Q2FY14 at 9.7 billion, YoY growth of 21%. The increase is primarily towards select brand building activities in the Emerging Market territories.

•	R&D expenses stood at 3.0 billion, YoY growth of 71%; 9% to revenues in Q2 FY14 as compared to 6.1% to revenues in Q2 FY13.

•	Net Finance income at 291 million in Q2 FY14 compared to the net finance income of 371 million in Q2 FY13. The change is on account of :

•	Net incremental forex impact of 23 million

•	Incremental net interest expense of 103 million

•	EBITDA for Q2 FY14 at 9.5 billion, YoY growth of 27%; 28.3% to revenues.

•	Profit after Tax in Q2 FY14 at 6.9 billion, YoY growth of 76%.

•	Diluted earnings per share in Q2 FY 14 at 40.5

•	Capital expenditure for Q2 FY14 is 3.8 billion.

All US dollar figures based on convenience translation rate of 1USD = 62.58

Appendix 1: Key Balance Sheet Items

			(in millions)
Particulars	As on 30th Sep 2013		As on 30th June 2013
	($)	( )	($)	( )
Cash and cash equivalents and current investments	435	27,202	478	29,907
Trade receivables	532	33,291	466	29,168
Inventories	381	23,874	360	22,536
Property, plant and equipment	679	42,477	629	39,393
Goodwill and Other Intangible assets	244	15,274	236	14,787
Loans and borrowings (current & non-current)	786	49,200	702	43,937
Trade payables	173	10,828	161	10,076

Total Equity	1,248	78,086	1,199	75,051

Appendix 2: Revenue Mix by Segment

					(in millions)
	Q2 FY14			Q2 FY13			Growth %
	($)	( )%		($)	( )%
Global Generics	424	26,548	79	321	20,103	70	32
North America		13,244	50		9,270	46	43
Europe		1,761	6		1,777	9	(1)
India		4,207	16		3,879	19	8
Russia & Other CIS		5,516	21		3,841	19	44
RoW		1,820	7		1,336	7	36
PSAI	102	6,403	19	126	7,875	27	(19)
North America		944	15		1,353	17	(30)
Europe		2,358	37		2,906	37	(19)
India		1,071	17		1,148	15	(7)
RoW		2,030	31		2,468	31	(18)
Proprietary Products & Others	10	624	2	13	831	3	(25)

Total	536	33,575	100	460	28,809	100	17

All figures in millions, except EPS	All US dollar figures based on convenience translation rate of 1USD = 62.58

Appendix 3: Consolidated Income Statement

Particulars	H1 FY14			H1 FY13			Growth %
	($)	( )%		($)	( )%
Revenues	991	62,024	100.0	866	54,215	100.0	14
Cost of revenues	440	27,536	44.4	409	25,574	47.2	8

Gross profit	551	34,488	55.6	458	28,641	52.8	20

Operating Expenses
Selling, general & administrative expenses	296	18,530	29.9	260	16,291	30.0	14
Research and development expenses	87	5,438	8.8	53	3,322	6.1	64
Impairment loss on intangible assets				8	507	0.9
Impairment loss on goodwill				3	181	0.3
Other operating income	(16)	(1012)	(1.6)	(10)	(615)	(1.1)	65

Results from operating activities	184	11,532	18.6	143	8,956	16.5	29

Net finance income	(4)	(221)	(0.4)	(3)	(159)	(0.3)	39
Share of profit of equity accounted investees	(1)	(79)	(0.1)	(1)	(47)	(0.1)	69

Profit before income tax	189	11,832	19.1	146	9,162	16.9	29

Income tax expense	21	1,320	2.1	30	1,877	3.5	(30)

Profit for the period	168	10,512	17.0	116	7,285	13.4	44

Diluted EPS	0.98	61.6		0.68	42.8		44

Appendix 4: EBITDA Computation:

Particulars	H1 FY14		H1 FY13
	($)	( )	($)	( )
Profit before income tax	189	11,832	146	9,163
Interest (income) / expense	0	11	(0)	(29)
Depreciation	37	2,288	29	1,839
Amortization	17	1,058	13	833
Impairment			11	688

EBITDA	243	15,189	200	12,494

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Major therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infective. Major markets include India, USA, Russia-CIS and Europe apart from other select geographies within Emerging Markets.

For more information, log on to: www.drreddys.com

CONTACT INFORMATION

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297

Saunak Savla at saunaks@drreddys.com / +91-40-49002135

Milan Kalawadia (USA) at mkalawadia@drreddys.com / +1 908-203-4931

Media:

S Rajan at rajans@drreddys.com / +91-40-49002445

Note: All discussions in this release are based on unaudited consolidated IFRS financials.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

	By:	/s/ Sandeep Poddar
Date: October 31, 2013	Name:	Sandeep Poddar
	Title:	Company Secretary